SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

PEMCO AVIATION GROUP, INC.
(Name of Applicant)

1943 NORTH 50TH STREET
BIRMINGHAM, AL 35212
(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
12% Senior Subordinated Notes Due 2009	$44,000,000 aggregate principal amount*

Approximate date of proposed offering:
December 10, 2002, or as soon as practicable after the date of this Application for Qualification.

RONALD A. ARAMINI
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PEMCO AVIATION GROUP, INC.
1943 NORTH 50TH STREET
BIRMINGHAM, AL 35212
(205) 592-0011
(Address, including Zip Code and Telephone Number, including area code, of
Agent for Service)

With a copy to:
DAVID A. HAHN, ESQ.
LATHAM & WATKINS
701 B STREET, SUITE 2100
SAN DIEGO, CA 92101
(619) 236-1234

*This amount is based on the purchase of the maximum shares of common stock by the Applicant pursuant to its exchange offer to exchange 12% Senior Subordinated Notes due 2009 for up to 2,000,000 shares of its common stock at the exchange rate of $22.00 principal amount of Notes per share.

GENERAL

1.	General Information

(a)	The applicant, Pemco Aviation Group, Inc. (the “Company”), is a corporation.

(b)	The Company is organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

Up to $44,000,000 in aggregate principal amount of 12% Senior Subordinated Notes due 2009 (the “Notes”) to be issued by the Company under the Indenture to be qualified hereby (the “Indenture”) will be offered to the Company’s stockholders in exchange for up to 2,000,000 shares of its common stock, $0.0001 par value per share (“Common Stock”) on the basis of $22.00 principal amount of Notes for each share of Common Stock (the “Exchange Offer”). If more than 2,000,000 shares of Common Stock are tendered for exchange, the Company will accept no more than 2,000,000 of the tendered shares, to be allocated among tendering stockholders on a pro rata basis. The Exchange Offer is contingent upon the tender of at least 750,000 shares of Common Stock.

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. There will not be any sales of securities of the same class as the Notes (other than pursuant to the Exchange Offer) by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular in connection with the Exchange Offer and related documents and the engagement of Georgeson Shareholder as information agent for the Company, Computershare Trust Company as exchange agent for the Company and SouthTrust Bank as trustee under the Indenture. No stockholder of the Company has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

The following chart sets forth the structure of the Company and its subsidiaries as of the date of this Application, and their respective affiliations. The Company owns, directly or indirectly, 100% of the capital stock of each of its subsidiaries.

Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company and all offices with the Company held by such persons.

NAME	ADDRESS AND TELEPHONE NUMBER	OFFICE

Ronald A. Aramini	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	President, Chief Executive Officer and Director

John R. Lee	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Senior Vice President and Chief Financial Officer

Richard G. Godin	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Finance

Doris K. Sewell	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Legal and Corporate Affairs

Eric L. Wildhagen	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Vice President—Engineering and Product Support

Michael E. Tennenbaum	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Chairman of the Board of Directors

Harold T. Bowling	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

Matthew L. Gold	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

Mark K. Holdsworth	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

General Thomas C. Richards	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

General Ronald W. Yates	1943 North 50th Street Birmingham, AL 35212 (205) 592-0011	Director

5.	Principal Owners of Voting Securities

The following table sets forth, as of November 7, 2002, information concerning beneficial ownership of the Company’s Common Stock by the persons known by the Company to own beneficially more than 10% of its outstanding Common Stock.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned(1)

Massachusetts Mutual Life Insurance Company and its affiliates(2)	Common Stock	1,000,000		26.4%

Michael E. Tennenbaum(3)	Common Stock	791,699	(4)(5)	20.6%

Special Value Investment Management, LLC Accounts and Tennenbaum & Co. LLC(5)	Common Stock	736,855	(5)	19.5%

Hovan Capital Management(6)	Common Stock	400,150		10.6%

(1)	Based on 3,786,599 shares of the Company’s Common Stock outstanding as of November 7, 2002.

(2)	Massachusetts Mutual Life Insurance Company’s and its affiliates’ offices are located at 1295 State Street, Springfield, MA 01111-0001.

(3)	Michael E. Tennenbaum’s address may deemed to be the address of the Company, 1943 North 50th Street, Birmingham, AL 35212.

(4)	Includes 54,844 shares issuable upon the exercise of outstanding stock options that are exercisable within sixty days of November 7, 2002.

(5)
Includes 333,555 shares owned by Tennenbaum & Co., LLC (“TCO”), 365,900 shares owned by Special Value Bond Fund, LLC (“Fund I”), whose managing member is SVIM/MSM, LLC (“SVIM/MSM”), 33,670 shares owned by Special Value Bond Fund II, LLC (“Fund II”), whose managing member is SVIM/MSMII, LLC (“SVIM/MSMII”), 3,730 shares owned by a separate account managed by Special Value Investment Management, LLC (“SVIM”), and, in the case of Michael E. Tennenbaum, 54,844 shares issuable upon the exercise of outstanding stock options that are exercisable within sixty days of November 7, 2002. By reason of (i) Mr. Tennenbaum’s position as managing member of TCO, (ii) TCO’s position as managing member of SVIM, SVIM/MSM, and SVIM/MSMII, (iii) SVIM’s position as investment advisor to Fund I, Fund II and a separate account managed by SVIM, (iv) SVIM/MSM’s position as managing member of Fund I, and (v) SVIM/MSMII’s position as managing member of Fund II, each of Mr. Tennenbaum, TCO, SVIM, SVIM/MSM and SVIM/MSMII may be deemed to beneficially own such shares. The address of TCO, SVIM, SVIM/MSM and SVIM/MSMII is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

(6)	Hovan Capital Management’s address is 81 Beach Road, Belvedere, CA 94920.

UNDERWRITERS

6.	Underwriters

(a)	Not applicable.

(b)	Not applicable.

7.	Capitalization

(a)	The authorized and outstanding capital stock of the Company as of November 7, 2002 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.0001	12,000,000 shares	3,786,599
Preferred Stock, par value $0.0001	5,000,000 shares	None

(b)
The current holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders. The current holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. The Board of Directors of the Company has the authority, without further action by the Company’s stockholders, to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The following discussion is a description of certain provisions of the Indenture to which this filing relates, as required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the “Act”). This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C hereto.

(a)	Event of Default; Withholding Notice.

Each of the following is an Event of Default under the Indenture:

(1)    default for 30 days in the payment when due of interest on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(2)    default in payment when due of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(3)    failure by the Company or any of its Subsidiaries for 15 days to comply with the provisions described in Sections 4.07, 4.09, 4.10, 4.11, 4.14 or 5.01 of the Indenture;

(4)    failure by the Company or any of its Subsidiaries for 60 days after notice to comply with any of the other agreements in the Indenture;

(5)    default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)    is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)    results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6)    failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(7)    certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

(b)    Authentication and Delivery; Application of Proceeds.

An Officer of the Company must execute the Notes for the Company by manual or facsimile signature. If the Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid. A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee will, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate Notes for original issue up to $44 million aggregate principal amount of the Notes. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

The Notes will be issued in exchange for the Common Stock pursuant to the Exchange Offer. Consequently, the Company will receive no proceeds from the issuance of the Notes.

(c)    Release and Substitution of Property Subject to the Lien of the Indenture.

The Indenture does not require or create a lien upon any property or assets of the Company. The Notes will be unsecured obligations of the Company subordinated and subject in right of payment to all existing and future senior indebtedness of the Company.

(d)    Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)    either:

(A)    all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B)    all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)    no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3)    the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4)    the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)    Evidence of Compliance.

The Company must deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

Not applicable.

Contents of application for qualification. This application for qualification comprises:

(a)    Pages numbered 1 to 9, consecutively.

(b)    The statement of eligibility and qualification on Form T-1 of SouthTrust Bank, as Trustee under the Indenture to be qualified (filed herewith).

(c)    The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of such trustee:

Exhibit T3A	Certificate of Incorporation of the Company (filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2000, and incorporated by reference herein).

Exhibit T3B	Bylaws of the Company (filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2000, and incorporated by reference herein).

Exhibit T3C	Form of Indenture between the Company and SouthTrust Bank, as Trustee (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E
Offering Circular, dated November 12, 2002 (filed as an exhibit to the Company’s Schedule TO filed with the Securities and Exchange Commission on November 12, 2002, and incorporated by reference herein).

Exhibit T3F	Cross Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (included in Exhibit T3C hereof).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pemco Aviation Group, Inc., a corporation organized and existing under the laws of Delaware, has fully caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and State of Alabama, on the 12th day of November, 2002.

(Seal)	PEMCO AVIATION GROUP, INC. By: /s/ Ronald A. Aramini Name: Ronald A. Aramini Title: President and Chief Executive Officer
Attest: ______________________	By: /s/ John R. Lee Name: John R. Lee Title: Senior Vice President and Chief Financial Officer